TransCanada PipeLines Limited
EARNINGS COVERAGE
Supplemental Financial Information (unaudited)
Exhibit to the September 30, 2019 Consolidated Financial Statements of TC Energy Corporation
September 30, 2019

The following financial ratios have been calculated on a consolidated basis for twelve-month period ended September 30, 2019 and are based on unaudited financial information of TransCanada PipeLines Limited (the Corporation). The financial ratios have been calculated based on financial information prepared in accordance with US generally accepted accounting principles. The following ratios have been prepared based on net income:

September 30, 2019

Earnings coverage on long-term debt and current liabilities	2.7 times

Earnings coverage on long-term debt and
current liabilities excluding non-cash impairment charges, net gain on the sale of assets, and revenue from contract buyout during the twelve-month period ended September 30, 2019
2.9 times*

The Corporation’s interest obligations for the twelve-month period ended September 30, 2019 amounted to approximately $2.639 billion. The Corporation’s earnings before interest expense and income taxes amounted to approximately $7.217 billion for the twelve-month period ended September 30, 2019, which is 2.7 times the Corporation’s interest requirements for that period.
* The Corporation’s interest obligations for the twelve-month period ended September 30, 2019 amounted to approximately $2.639 billion. The Corporation’s earnings before interest expense and income taxes, excluding non-cash impairment charges, net gain on the sale of assets, and revenue from contract buyout totalling $0.545 billion, amounted to approximately $7.762 billion for the twelve-month period ended September 30, 2019, which is 2.9 times the Corporation’s interest requirements for that period.